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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

For the date of             March 16, 2004
                ----------------------------------------

Commission File Number 33398141
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                         BURNS, PHILP & COMPANY LIMITED
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                 (Translation of registrant's name into English)

              LEVEL 23, 56 PITT STREET, SYDNEY NSW 2000, AUSTRALIA
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  |X|     Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            -------

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            --------

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-             .
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                                                BURNS, PHILP & COMPANY LIMITED
                                                ABN 65 000 000 359

                                                LEVEL 23, 56 PITT STREET
                                                SYDNEY  NSW  2000
                                                GPO BOX 543
                                                SYDNEY  NSW  2001
[BURNS PHILP LOGO]                              AUSTRALIA

                                                TEL: NATIONAL (02) 9259 1111
                                                TEL: INT'L +61 (2) 9259 1111
                                                FAX: (02) 9247 3272
16 March 2004


Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY  NSW  2000


Dear Mr Gates

Burns, Philp & Company Limited Registers Exchange Securities with the United States Securities and Exchange Commission

Burns, Philp & Company Limited ("Burns Philp") filed Registration Statements with the United States Securities and Exchange Commission ("SEC") on March 12, 2004 relating to the registration of the following securities:


1. up to US$100,000,000 aggregate principal amount of 9 1/2% Series B Senior Notes 2010 which will be offered in exchange for up to an equal principal amount of outstanding 9 1/2% Senior Notes due 2010 issued in a private placement on June 16, 2003;

2. up to US$210,000,000 aggregate principal amount of 10 3/4% Series B Senior Notes 2011 which will be offered in exchange for up to an equal principal amount of outstanding 10 3/4% Senior Notes due 2011 issued in a private placement on February 20, 2003; and

3. up to US$400,000,000 aggregate principal amount of 9 3/4% Series B Senior Notes 2012 which will be offered in exchange for up to an equal principal amount of outstanding 9 3/4% Senior Notes due 2012 issued in a private placement on June 21, 2002.

Copies of the registration statements are available at http://www.sec.gov.

Copies of the prospectuses relating to the securities set forth in paragraphs 1 and 2 above can be obtained from:

                             Wells Fargo Bank, National Association
                             707 Wilshire Boulevard
                             17th Floor
                             Los Angeles, CA 90017

Copies of the prospectus relating to the securities set forth in paragraph 3 above can be obtained from:
                             The Bank of New York
                             Corporate Trust Operations
                             Reorganization Unit
                             101 Barclay Street - 7 East
                             New York, NY 10286



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The registration statements relating to these securities were declared effective by the SEC on March 15, 2004 and Burns Philp expects to commence the exchange offers on March 17, 2004. This press release shall not constitute an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Burns Philp (ASX:BPC) is a global yeast, food ingredients and consumer branded food products manufacturer with operations in over 28 countries and a strong customer base in over 60 countries world wide. Our product ranges include bakers' yeast, yeast extracts, specialty yeast products, bakery ingredients and herbs and spices. Our products also include bread, snack foods, breakfast cereals, edible oils and meal components. Our global operations are supported by an extensive and diverse team of approximately 14,000 employees at 114 production facilities in 28 countries.


Yours sincerely


/s/  Helen Golding


HELEN GOLDING
Company Secretary / Group Legal Counsel


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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         BURNS, PHILP & COMPANY LIMITED
                                   -------------------------------------------
                                                (Registrant)

Date  March 16, 2004               By  /s/      Helen Golding
     ------------------------        -----------------------------------------
                                                 (Signature) *
                                                HELEN GOLDING
                                      Company Secretary & Group Legal Counsel

* Print the name and title under the signature of the signing officer